Apollo Global Management, LLC

9 West 57th Street

New York, New York 10019

November 28, 2012

VIA EDGAR

Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Apollo Global Management, LLC Form 10-K for the Year Ended December 31, 2011 Filed March 9, 2012;
Form 10-Q for the Period Ended June 30, 2012 Filed August 14, 2012; and Response dated August 3, 2012; File No. 1-35107

Dear Ms. Long:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated October 18, 2012 (the “Comment Letter”), to the above referenced Form 10-K and Form 10-Q of Apollo Global Management, LLC (the “Company”, “we” or “our”). The Company has filed, via EDGAR, this letter (tagged correspondence). Per advice from the Staff, our response to the Comment Letter is due ten business days after November 13, 2012.

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below the comment from the Comment Letter with a response following. Unless otherwise noted, references to page numbers and sections herein are to the above referenced Form 10-K, and capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K.

Form 10-K for the Year Ended December 31, 2011

General

1. Following our telephone conversation in September and the responses to comments you have already provided, we believe we have a better understanding of aspects of your compensation programs, and have the comments below. Please revise your disclosures in future filings in response to these comments. Please also provide us supplementally with a draft of what your disclosures, so revised, would have looked like with respect to 2011.

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Response to Comment 1

Please find below, in our responses to comments 2 and 4, a supplemental draft of what our disclosures would have looked like with respect to 2011 in response to the Staff’s comments contained in the Comment Letter.

Item 11. Executive Compensation, page 262

Carried Interest, page 263

2. We note your responses to the second and third bullet points of comment six from our letter dated May 15, 2012. In describing your carried interest compensation incentive program, please include similar disclosure about the determination of amounts allocated to the program and persons who participate in it.

Response to Comment 2

We would revise our disclosure of the “Carried Interest” discussion that begins on page 263 in response to comment 2, and in partial response to comment 4, in pertinent part as follows (in our responses, we have deleted the stricken language and inserted the underscored language):

We currently have two principal types of carried interest programs, dedicated and incentive pool. Messrs. Black, Azrack and Suydam have been awarded rights to participate in a dedicated percentage of the carried interest income earned by the general partners of certain of our funds. Participation in dedicated carried interest is typically subject to vesting, which rewards long-term commitment to the firm and thereby enhances the alignment of participants’ interests with the company. Our financial statements characterize the carried interest income allocated to participating professionals in respect of their dedicated interests as compensation, and accruals of this compensation expense (as well as ~~(rather than~~ actual distributions paid) are therefore included in the “All Other Compensation” column of the summary compensation table. ~~Participation in dedicated carried interest is subject to vesting, which rewards long-term commitment to the firm and thereby enhances the alignment of participants’ interests with the company.~~ Our current view is that it is most helpful to investors for us to report dedicated carried interests that are accrued or realized during the period, as that amount reflects our associated compensation expense for accounting purposes and reflects fluctuations in the value of the funds from which dedicated carried interest expense is derived. We are aware that the amounts named executive officers ultimately receive in respect of dedicated carried interests, if any, are likely to differ from these amounts, and that this reporting method does not separately identify the actual cash amounts received for 2011. Because the actual cash distributions received may be of interest to shareholders, we are providing those figures in footnote disclosure to our Summary Compensation Table (which cash amounts may relate, in whole or in part, to accruals made in prior periods).

We adopted the performance based incentive arrangement referred to as the incentive pool in 2011 to further align the overall compensation of our professionals to the realized performance of our business. The incentive pool provides for discretionary compensation based on carried interest realizations earned by us during the year and

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enhances our capacity to offer competitive compensation opportunities to our professionals. Under this arrangement, Mr. Donnelly, among other of our professionals, was awarded incentive pool compensation based on carried interest realizations we earned during 2011. Allocations to participants in the incentive pool contain both a fixed component ($5,000 in 2011) and a discretionary component, both of which may vary year-to-year, including as a result of our overall realized performance and the contributions and performance of each participant. The managing partners determine the amount of the carried interest realizations to place into the incentive pool in their discretion after considering various factors, including company profitability, management company cash requirements and anticipated future costs, provided that the incentive pool consists of an amount equal to at least one percent (1%) of the carried interest realizations attributable to profits generated after creation of the incentive pool program that were taxable in the applicable year and not allocable to dedicated carried interests. The $5,000 figure noted above was chosen as an amount that was comfortably in excess of this one percent (1%) threshold, without being large enough that it would require that a meaningful percentage of the incentive pool be allocated to an incentive pool participant who was not determined by the managing partners to be entitled to a discretionary allocation from the incentive pool. Our financial statements characterize the carried interest income allocated to participating professionals in respect of incentive pool interests as compensation.~~,~~ Unlike dedicated carried interests, the holders of which are entitled to specified percentages of the carried interest distributions generated by the associated funds, ~~and because~~ a participant’s level of participation in the incentive pool is variable from year to year.~~,~~ As a result, the compensation expense we accrue from year to year in respect of the incentive pool is not allocable on a person-by-person basis except at year-end, when it is equal to each participant’s actual distribution from the incentive pool. For this reason, the “All Other Compensation” column of the summary compensation table includes actual distributions paid from the incentive pool, which actual distributions (save for the small fixed component) are made by our managing partners in their discretion rather than in fulfillment of a preexisting right of the incentive pool participants.

Alignment of Interests with Investors and Shareholders, page 262

RSUs; Option Grant, page 263

Awards of Restricted Share Units Under the Equity Plan, page 268

3. Please clarify whether your practice of using equity-based grants as part of compensation includes granting Apollo Operating Group units, or just RSUs. Please also discuss in more detail how you decide whether to grant Apollo Operating Group units and which type of RSU award (Plan, Bonus or special) to grant to a particular executive in a given year. We note that there are significant differences in the vesting and other terms of the Plan and Bonus RSU awards. Lastly, please ensure that you have described the vesting and other material terms of any special RSU awards, such as those granted to Messrs. Donnelly and Azrack in 2011.

Response to Comment 3

Our equity-based compensation program does not include Apollo Operating Group units except insofar as they were received by our managing partners and contributing partners, including certain named executive officers, in 2007 in exchange for limited

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partnership interests surrendered by them in the Reorganization. The Apollo Operating Group units so received were subjected to vesting over a 60- or 72-month vesting period beginning in 2007. As a result of the service requirement, the fair value of unvested Apollo Operating Group units is charged over the vesting period to compensation expense for accounting purposes, as described in Note 14 to our Financial Statements, “Equity-Based Compensation.” We do not currently anticipate that we will grant additional Apollo Operating Group units as compensatory equity awards in the future. For purposes of clarity, our equity-based grants to named executive officers are not limited to RSUs. We have disclosed the grant of options to Mr. Silverman on pages 263 and 269 and our equity plan also affords us the flexibility to grant other types of awards, including restricted shares, performance shares, share appreciation rights and other share-based awards.

As noted on page 264, all determinations regarding the compensation of the named executive officers, including with respect to grants of RSUs, are made by our managing partners. As a general matter, Bonus Grants have historically been granted as an element of the annual compensation of certain of our named executive officers. Plan Grants were awarded to most of our professionals who were employed at the time of the Reorganization in 2007, including Mr. Suydam, and are typically made to each recipient only once (for professionals hired after the Reorganization, such as Mr. Donnelly, these awards have generally been made in connection with their commencement of employment, as stated on page 263). A general discussion of Plan Grants and Bonus Grants, and the differences between them, appears on pages 268-269. Special Grants are uncommon and are made by the managing partners to individuals who either have a contractual entitlement to receive additional RSUs in specified circumstances (such as Mr. Azrack, pursuant to his employment agreement described on page 268) or who were deemed by the managing partners in their discretion to have made contributions that justified their receipt of additional RSUs (such as Mr. Donnelly).

The vesting terms of the Special Grants awarded to Messrs. Donnelly and Azrack are disclosed in the last sentence of footnote (1) to the Grant of Plan-Based Awards Table on page 270.

Given that most of the above points are discussed on the referenced pages in the Form 10-K, our supplemental revised disclosure in respect of the foregoing is limited to the following:

Page 263:

Mr. Azrack also received a special grant of RSUs in 2011 consistent with the terms of his employment agreement, and Mr. Donnelly received a special grant of RSUs in 2011 based on a determination by our managing partners in their discretion that his contributions merited such grant.

Page 269:

In 2011 we also awarded special RSU grants to each of Messrs. Donnelly and Azrack. Mr. Azrack’s grant was awarded in accordance with the terms of his employment agreement and Mr. Donnelly’s grant was made by our managing partners in their discretion based on their determination that his contributions merited such grant.

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Summary Compensation Table, page 265

4. We note your responses to comments five and six from our letter dated June 21, 2012 and seven and eight from our letter dated May 15, 2012, and have the following additional comments to help clarify and distinguish disclosures about each of your carried interest programs and how they are reflected in the “All Other Compensation” column:

•

Please include disclosure clearly explaining why you believe that the amount of the accrual is the most relevant presentation for carried interest from the dedicated program, and why cash is the most relevant presentation for carried interest from the incentive program in the summary compensation table. Discuss any shortcomings of the method of disclosure as well. For example, while you may believe that accrual is consistent with the financial statement disclosure of compensation expense and best reflects the performance of the funds from which dedicated carried interest compensation is derived, we understand that it may not indicate the cash compensation that the NEO will ever actually receive. Please also elaborate on the features of each of these plans as necessary for investors to understand why accrual or cash is disclosed.

Response to the first bullet point of Comment 4

Please see our supplemental revised disclosure that appears in response to comment 2 above.

•

As investors may also wish to consider compensation determined under the alternative presentation, please include additional footnote disclosure or a supplemental table that shows, for each NEO, the amount of cash actually distributed under the dedicated carried interest program, and the amount of accrued compensation expense allocated under the incentive carried interest program. Please also disclose the total amount cash under both programs that was actually distributed to each NEO.

Response to the second bullet point of Comment 4

For additional footnote disclosure stating the amount of cash actually distributed to each named executive officer under the dedicated carried interest program and from the incentive pool, please see our supplemental revised disclosure below under the caption, “Response to Comment 4 generally.”

With respect to the Staff’s request that we state the amount of accrued compensation expense allocated to each named executive officer in respect of the incentive pool, we note that compensation expense in respect of individuals is not accrued under the incentive pool because, other than with respect to a de minimis fixed amount paid to all participants in the incentive pool ($5,000), amounts paid under the incentive pool in 2011 were completely discretionary. Stated differently, because participants in the incentive pool had no pre-existing entitlement to payments or distributions from the incentive pool, its related compensation expense was not allocable on a person-by-person basis except at year-end, when it was equal to each participant’s actual distribution from the incentive pool. Please see our supplemental revised disclosure addressing this topic, which appears above under comment 2, as well as the supplemental disclosure under “Response to Comment 4 generally,” which separately identifies (in footnote 4 on page 266) the actual cash amounts paid under the incentive pool.

•	Please also include additional footnote disclosure or a supplemental table that breaks out, for each NEO, the amount of carried interest compensation you show in the “All Other

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Compensation” column that is derived from the dedicated program (and is therefore shown on an accrual basis, which may include for GAAP reporting purposes, both unrealized and realized amounts) versus carried interest compensation under the incentive program (and is therefore shown on a cash basis).

Response to the third bullet point of Comment 4

Please see our supplemental revised disclosure that appears below under the caption, “Response to Comment 4 generally.”

•

To avoid disclosing negative amounts of compensation in the Summary Compensation Table, please reflect any reversals of accruals of carried interest compensation under the dedicated program as “0”, but include footnote disclosure of the amount of the reversal that explains why negative numbers exist. For example, we note a negative amount in All Other Compensation for Mr. Suydam in 2011.

Response to the fourth bullet point of Comment 4

As requested, in our revised supplemental disclosure to footnote 4 (shown below under “Response to Comment 4 generally”), we state the amount of reversals of carried interest compensation under the dedicated program and explain why negative numbers exist.

We believe that the integrity and utility of the Summary Compensation Table depends upon investors being able to assume that the same types of compensation reported in the same column are reflected in the same way. Were we to report any negative accruals of carried interest compensation expense in the Summary Compensation Table as zero so as to avoid reporting negative compensation in any field, we would undermine the table’s utility as a tool for making comparisons among executives and between years. A ban on the presentation of negative numbers also would have the effect of arbitrarily taking into account reversals of compensation expense to the extent that they did not reduce the “all other compensation” total below zero, but disregarding them below zero. This approach would overweight certain types of compensation relative to others in determining the officers’ total compensation amounts. Moreover, a ban on the presentation of negative numbers would mean that the table would no longer track carried interest compensation expense. For these reasons, we have not incorporated the comment contained in the second bullet point of comment 4 of the Staff’s letter in our supplemental revisions to the applicable 2011 disclosure below.

Response to Comment 4 generally

In response to that portion of comment 4 of the Staff’s letter that we did not respond to with the supplemental revised disclosure offered in response to comment 2 above, and in response to comment 6 of the Staff’s letter, we would supplementally revise our disclosure in footnote 4 on pages 265-266 in pertinent part as follows:

(4) Amounts represent, in part, compensation expense recorded by us in the year shown in respect of accrued or realized (without duplication) dedicated carried interest allocations to Messrs. Black and Suydam. For GAAP reporting purposes, accrued carried interest related to investments is classified as compensation expense for the relevant period, whether or not realized. Accordingly, the amounts include both actual cash distributions and unrealized amounts accrued in respect of the dedicated carried interests of these named executive officers. Compensation expense may also be negative in the event of a

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reversal of previously allocated carried interest due to negative adjustments in the fair value or amount actually realized on certain portfolio investments. For Mr. Black, no net compensation expense was recorded by us in 2011 in respect of accrued or realized dedicated carried interest allocations, because the realization of $99,767 in carried interest in 2011 eliminated a prior year accrual of the same amount. For Mr. Suydam, the net compensation expense recorded by us in respect of his accrued or realized dedicated carried interest allocations in 2011 was $-1,459,753, representing the difference between $1,265,295 in actual cash distributions he received in 2011 in respect of dedicated carried interests and $-2,725,048 in dedicated carried interest accrued for him in 2011. This reflects that compensation expense in respect of Mr. Suydam’s dedicated carried interests declined below zero in 2011 as a result of the reversal of the associated compensation expense accrued in a prior year or years. For unrealized investments, the ultimate amount of actual dedicated carried interest distributions that may be generated in connection with fund investments and subsequently distributed to our named executive officers may be more or less than the amounts indicated. Additionally, such amounts are generally subject to vesting conditions and to clawback in certain instances. For 2011, actual cash distributions received in respect of dedicated carried interests by Messrs. Black and Suydam were $99,767 and $1,265,295, respectively (which cash amounts may relate, in whole or in part, to accruals made in prior periods).

For 2011, amounts also represent actual incentive pool distributions ~~and/or~~ ($1,360,000 for Mr. Donnelly and $5,000 for Mr. Suydam). Mr. Suydam’s amount also includes profits interests received in respect of ~~amounts~~ $500,000 that he may have otherwise received in cash that he waived ~~for investment~~ pursuant to the terms of a management fee waiver program ~~($1,360,000 for Mr. Donnelly-and $505,000 and for Mr. Suydam)~~, as described under “Item 13. Certain Relationships and Related Party Transactions—Fee Waiver Program.” Waivers of management fee reduce the management fees that funds we manage are obligated to pay us, and in exchange for that reduction, we receive profits interests in certain funds, a portion of which were assigned to Mr. Suydam. These profits interests are separate and distinct from the carried interests (both dedicated and incentive pool) discussed above, which relate to incentive income earned by the general partners of our funds pursuant to fund partnership agreements.

We would also insert the following paragraph on page 264 of our “Compensation Elements” discussion, directly above the paragraph captioned, “Determination of Compensation of Named Executive Officers”:

Profits Interests in Connection with Management Fee Waiver Program. Pursuant to our management fee waiver program (discussed under “Item 13. Certain Relationships and Related Party Transactions—Fee Waiver Program”), Mr. Suydam elected to receive profits interests in certain of our funds in lieu of discretionary bonus compensation he might have otherwise been awarded for 2011. Mr. Suydam was our only named executive officer to receive profits interests in certain of our funds in 2011 as a result of participation in our fee waiver program. Profits interests issued pursuant to the management fee waiver program are similar to carried interests in that both provide rights to receive payments only if the associated investment appreciates in value

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between the date they are issued and the date such underlying fund investment is realized or (if applicable) operating profit from such investment is otherwise received by the fund. However, carried interests relate to incentive income earned by the general partners of our funds (pursuant to fund partnership agreements), while profits interests are received by us from funds we manage in exchange for reductions in the management fees those funds are required to pay us, and we in turn assign those profits interests to participants in the fee waiver program, such as Mr. Suydam. Like carried interests, profits interests issued in connection with the management fee waiver program further align the interests of their holders with those of Apollo, by providing an added incentive to attain strong long-term returns in a manner that avoids subjecting capital investments to excessive risk.

Note (4) to Summary Compensation Table, page 265

Fee Waiver Program, page 285

5. We note your response to the fifth bullet point of comment 6 from our letter dated May 15, 2012 regarding incentive pool distributions in respect of amounts waived for investment pursuant to the terms of the management fee waiver program. We also note the disclosure under “Fee Waiver Program” on page 285. Please help us better understand how Apollo’s waiver of management fees in exchange for a right to a proportional interest in future distributions of fund profits translates into incentive pool distributions for certain NEOs.

•

For example, do you mean that in some funds, Apollo gives up its right to receive management fees in favor of getting a carried interest instead, and that realizations of investments in these funds were used to fund the incentive pool in which several NEOs participated?

•

Please help us better understand the disclosure on page 285 that “this election [by Apollo] allows certain executive officers . . . to waive a portion of their respective share of future income from Apollo and receive, in lieu of a cash distribution, title and ownership of the profits interests in the respective fund”. Please also clarify what is meant by the “share of future income from Apollo”. Are you referring to Apollo Operating Group Units? Or does this refer to participation in Apollo’s dedicated or incentive carried interest programs?

Response to Comment 5

The management fee waiver program and the incentive pool program are independent of one another and each relates to different types of income earned by Apollo. The management fee waiver program relates to management fees that would otherwise be earned by Apollo and the incentive pool program relates to incentive allocations earned by Apollo.

The management fee waiver program permits named executive officers and other professionals of Apollo to waive a portion of a discretionary cash distribution of management fees they may have otherwise been paid, in exchange for title and ownership of profits interests in certain funds. Waivers of management fees reduce the management fees that funds managed by us are obligated to pay to Apollo, and in exchange for that reduction, the funds award profits interests in the funds to Apollo. These profits interests provide the contingent right to receive distributions of future profits realized by the funds, if any, and we assign these profits interests to our professionals.

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In contrast, the incentive pool simply aggregates carried interest distributions received by Apollo through the general partners of the funds we manage pursuant to the applicable fund partnership agreement. Distributions from the incentive pool are derived from carried interest realizations earned by Apollo. Management fee waivers have no effect on the size of the carried interest distributions received by Apollo from the general partners of our funds.

Apollo Operating Group units bear no special relationship to either the management fee waiver program or the incentive pool.

6. Please also clarify, if true, that only Mr. Suydam participated in the fee waiver program with respect to his compensation from the incentive program (as suggested in your response). The disclosure in footnote (4) to the table on page 266 suggests that both he and Mr. Donnelly did so. Please also clarify what is meant by the phrase “amounts waived for investment”. For example, do you mean (as suggested in your response letter) that Mr. Suydam took a direct interest in the carried interest in certain funds instead of a cash distribution of $500,000 from the carried interest incentive program?

Response to Comment 6

Mr. Suydam was the only named executive officer who participated in the fee waiver program in 2011. By doing so, Mr. Suydam waived his right to receive up to $500,000 that might have otherwise been paid to him as a distribution of management fees earned by Apollo in exchange for the receipt of profits interests in the respective funds (rather than carried interests). In other words, Mr. Suydam agreed to forgo a present cash distribution of up to $500,000 in favor of rights to receive profits interests, the ultimate value of which (if any) depends on the extent to which the underlying fund investments ultimately generate sufficient profits for distributions to be made in respect of them. Mr. Donnelly did not participate in the fee waiver program in 2011.

The above response is reflected in our supplemental revised disclosure that appears in response to comment 4 above.

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Should you have any questions regarding this response, please contact the undersigned at (212) 822-0480.

Respectfully submitted,

/s/ Martin Kelly Mr. Martin Kelly
Chief Financial Officer